Mail Stop 3010

May 11, 2009

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
Apartment Investment & Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:** **Apartment Investment & Management Company**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 001-13232**

Dear Mr. Paul Beldin:

We have reviewed your response letter dated April 15, 2009 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.   We have considered your response to comment 1. Given that the impaired operating real estate is classified as held and used as of December 31, 2008, consistent with paragraph 25 of SFAS 144, presentation of the impairment losses as a part of operating income appears appropriate. In addition, the provisions related to real estate held and used also apply to real estate development assets. Reference is made to paragraph 24 of SFAS 67. Given that these amounts are material, please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and consider the requirements to file an Item 4.02 8-K.

* * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

       You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief